SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                         Bellwether Exploration Company
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   070895 20 7
--------------------------------------------------------------------------------

                                 (CUSIP NUMBER)

                          Rho Management Partners, L.P.
                                  124 Dune Road
                             Quogue, New York 11959
                                 (516) 653-9086


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Stephen Rosenberg, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                November 2, 1999
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

 ------------------------                             ------------------------
| CUSIP NO. 070895 20 7  |           13D             |  Page 2 of 12          |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Rho Management Partners, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           N/A
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        1,222,090 Shares (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0 Shares
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        1,222,090 Shares
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0 Shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,222,090 Shares (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.82% of Common Stock (See Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------


                              Page 2 of 12 Pages

 ------------------------                             ------------------------
| CUSIP NO. 070895 20 7  |           13D             |  Page 3 of 12          |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Rho Management Trust III
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        225,000 Shares (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0 Shares
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        225,000 Shares
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0 Shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          225,000 Shares (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.62% of Common Stock (See Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------


                              Page 3 of 12 Pages

 ------------------------                             ------------------------
| CUSIP NO. 070895 20 7  |           13D             |  Page 4 of 12          |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Rho Management Trust IV
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |          268,500 Shares (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0 Shares
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |          268,500 Shares
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0 Shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            268,500 Shares (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.94% of Common Stock (See Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------


                              Page 4 of 12 Pages

 ------------------------                             ------------------------
| CUSIP NO. 070895 20 7  |           13D             |  Page 5 of 12          |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Alpine Investment Partners
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |          728,590 Shares (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0 Shares
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |          728,590 Shares
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0 Shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            728,590 Shares (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.26% of Common Stock (See Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------


                              Page 5 of 12 Pages

 ------------------------                             ------------------------
| CUSIP NO. 070895 20 7  |           13D             |  Page 6 of 12          |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           XBF Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        1,242 Shares (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0 Shares
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        1,242 Shares
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0 Shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,242 Shares (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.009% of Common Stock (See Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


                              Page 6 of 12 Pages

 ------------------------                             ------------------------
| CUSIP NO. 070895 20 7  |           13D             |  Page 7 of 12          |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Joshua Ruch
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           N/A
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Republic of South Africa
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |           26,242 Shares (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        1,222,090 Shares
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |          26,242 Shares
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        1,222,090 Shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,248,332 Shares (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.01% of Common Stock (See Item 5)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------


                              Page 7 of 12 Pages

CUSIP No. 070895 20 7                                SCHEDULE 13D

Item 1.             Security and Issuer.

Security: Common Stock

Issuer:             Bellwether Exploration Company (the "Issuer")
                    1331 Lamar Street, Suite 1455
                    Houston, Texas 77010-3039

Item 2.             Identity and Background.

     This Statement is being filed by Rho Management Partners L.P., a Delaware limited partnership ("Rho"), whose address is 124 Dune Road, Quogue, New York 11959.

     Rho is an investment advisor to Rho Management Trust III, a New York grantor trust ("Trust III"), which is a registered owner of the Issuer's shares. Pursuant to an investment advisory agreement between Rho and Trust III, Rho has sole investment discretion and voting authority with respect to the shares held by Trust III. Trust III's address is c/o Rho Management Company, Inc., 152 West 57th Street, New York, New York 10019. The trustee of Trust III is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

     Rho is also an investment advisor to Rho Management Trust IV, a New York grantor trust ("Trust IV"), which is a registered owner of the Issuer's shares. Pursuant to an investment advisory agreement between Rho and Trust IV, Rho has sole investment discretion and voting authority with respect to the shares held by Trust IV. Trust IV's address is c/o Rho Management Company, Inc., 152 West 57th Street, New York, New York 10019. The trustee of Trust IV is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

     Rho is the investment advisor of Alpine Investment Partners, a New York general partnership (the "Partnership") and has the sole investment discretion and voting authority with respect to the investments held by the Partnership. The Partnership's address is c/o Rho Management Company, Inc., 152 West 57th Street, New York, New York 10019.

     This Statement is also being filed by Joshua Ruch. Joshua Ruch is the controlling stockholder of Atlas Capital Corp., a Delaware corporation ("Atlas"), which is the sole general partner of Rho. In addition, Joshua Ruch is the Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation ("RMC"), to which certain advisory duties concerning the shares may be delegated by Rho. In such capacities, Joshua Ruch exercises voting control and dispositive power over the shares reported herein by Rho. Joshua Ruch therefore may be deemed to have indirect beneficial ownership over shares controlled by Rho.

     The Statement is also being filed by XBF, Inc., a New York corporation (the "Corporation"). Joshua Ruch is the sole shareholder and sole director of the Corporation, and he has sole investment discretion and voting authority with respect to the shares held by the Corporation. The Corporation's address is c/o Rho Management Company, Inc., 152 West 57th Street, New York, New York 10019.


                    Page 8 of 11 Pages

     The executive officers of Atlas and RMC are Joshua Ruch, Chairman & CEO; Habib Kairouz, Managing Director; Mark Leschley, Managing Director, and Peter Kalkanis, Chief Financial Officer. The address of each of such officer is c/o Rho Management Company, Inc. 152 West 57th Street, New York, NY 10019. Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Canada, Mr. Leschley is a citizen of Denmark and Mr. Kalkanis is a citizen of the U.S.A. Mr. Ruch is a director of Atlas and RMC. Mr. Indoe is a director of RMC. Mr. Kairouz is a director of the Issuer.

     During the last five years, none of Rho, Trust III, Trust IV, the Partnership, the Corporation, Joshua Ruch or, to the best of their knowledge, any of the executive officers of Atlas or RMC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     All of the Shares were acquired through working capital of the reporting persons.

Item 4              Purpose of Transaction

     The shares have been acquired solely for investment purposes. Rho may, subject to market conditions and its assessment of business prospects of the Issuer, cause Trust III, Trust IV, the Partnership or the Corporation to acquire additional shares of the Issuer from time to time, through open market and/or privately negotiated transactions, as Rho determines in its discretion. Rho may, however, determine at any time to cease effecting such purchases and/or to dispose of all or a portion of the shares owned by Trust III, Trust IV, the Partnership or the Corporation.

     Rho will continue to evaluate the business and business prospects of the Issuer, and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

     Other than as described above, neither Rho nor Trust III nor Trust IV nor the Partnership nor the Corporation nor Mr. Ruch have plans or proposals which would result in any of the following:

          a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          b.  an  extraordinary   corporate  transaction,   such  as  a  merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                    Page 9 of 12 Pages

          c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

          e. any material change in the present capitalization or dividend policy of the Issuer;

          f. any other material change in the Issuer's business or corporate structure;

          g.  changes  in  the   Issuer's   charter,   by-laws  or   instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of the Issuer by any person;

          h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          j. any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

     (a) - (b) As the holder of sole voting and investment authority over the shares owned by its advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,222,090 shares representing approximately 8.82% of the outstanding shares of the Issuer (based upon 13,853,791 shares outstanding as of August 2, 1999, as reported on the latest 10-Q of the Issuer) consisting of: 225,000 shares held by Trust III (1.62%), 268,500 shares registered in the name of Trust IV (1.94%), 728,590 shares registered in the name of the Partnership (5.26%) and 1,242 shares registered in the name of the Corporation (0.009%). Rho disclaims any economic interest or beneficial ownership of shares covered by this Statement.

     As the controlling person of Rho, Mr. Ruch may also be deemed the beneficial owner of such shares. Additionally, he may be deemed to be the beneficial owner of 25,000 shares held individually and 1,242 held by the Corporation. Thus, Mr. Ruch may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 1,248,332 shares of the Issuer (9.01% of the outstanding shares). Mr. Ruch disclaims any economic interest or beneficial ownership of shares held by Rho.


                         Page 10 of 12 Pages

(c)

Identity            Date                    Amount of Securities      Price/Share        Type

Trust IV            10/27/99                30,800                    5.625              Open-market purchase
Trust IV            10/28/99                 6,000                    5.685              Open-market purchase
Trust IV            10/29/99                32,200                    6.043              Open-market purchase
Trust IV            11/01/99                60,000                    6.160              Open-market purchase
Trust IV            11/02/99                55,000                    6.054              Open-market purchase
Trust IV            11/03/99                37,000                    6.068              Open-market purchase
Trust IV            11/04/99                15,000                    6.060              Open-market purchase
Trust IV            11/05/99                 7,500                    6.123              Open-market purchase
Trust IV            11/08/99                25,000                    6.098              Open-market purchase


(d)        Not applicable.

(e)        Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not applicable.

Item 7.             Material to be Filed as Exhibits

          Not applicable.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1999


RHO MANAGEMENT PARTNERS L.P.
By: Atlas Capital Corp.,
       General Partner


/s/Joshua Ruch
--------------------------
Title: President

                         Page 11 of 12 Pages

RHO MANAGEMENT TRUST III
By:   Rho Management Company, Inc.,
         Investment Advisor



/s/Joshua Ruch
---------------------------
Title: President


RHO MANAGEMENT TRUST IV
By: Rho Management Company, Inc.,
       Investment Advisor



/s/Joshua Ruch
--------------------------
Title: President


ALPINE INVESTMENT PARTNERS
By:  Joshua Ruch,
       General Partner



/s/Joshua Ruch
--------------------------


XBF, Inc.
By:  Joshua Ruch,
       Shareholder and Director



By: /s/ Joshua Ruch
--------------------------
Title:Shareholder and Director


JOSHUA RUCH


------------------------
/s/Joshua Ruch




                               Page 12 of 12 Pages